UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2020 (“Interim 2020”) and the six-month period ended June 30, 2021 (“Interim 2021”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We were formed in August 2017, and our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments.

In Sponsored Waste, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. We generally record revenue from these programs both from management fees that we charge the sponsors as well as variable fees that we charge the sponsors based on the amount of waste received. In some programs we provide additional add-on services such as shopper marketing and sale of specialty products made from recycled materials.

We also sell recycling services via Zero Waste Boxes. Through this program we send Zero Waste Boxes to customers or clients to be returned to us once filled with the applicable waste stream. This program is used by customers or clients who wish to collect and recycle a specific waste stream not sponsored by a brand. We receive revenues from the sale of these services. In addition, we work with some Zero Waste Boxes customers to design custom programs where we provide marketing and support services to help promote the collection of certain waste streams. In addition to the revenue earned from the sale of recycling services via Zero Waste Boxes, we also earn management fees for the marketing and support service that we provide to support those programs.

In Material Sales we receive revenues from the sale of pre-processed waste directly to a recycler and/or sale of the processed recycled materials recycled through third party recycling facilities.

Regulated Waste provides products and services to mainly offices for the effective and compliant management of Regulated Universal waste. Revenue from Regulated Waste is derived from fees we charge for these products and services.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services).

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Operating Results

The Company had a solid financial performance, in spite of the impact on our business of the COVID-19 global pandemic declared towards the end of the first quarter of 2020.

Our net sales for Interim 2021 were approximately $15,105,000, an increase of $3,595,000 (31.2%) from $11,510,000 in Interim 2020. This increase was due to:

•	Sponsored Waste revenues increased by approximately $1,993,000 (39%), driven primary both by higher management fees due to acquisition of new clients and new programs with existing clients, and an increase in variable revenue due to higher collections.

•	Zero Waste Boxes revenues increased by approximately $1,940,000 (60%), driven by the continued expansion of this segment across individual and corporate customers (including some corporate customers who elect to use premium services for which we charge annual management fees).

•	Material Sales revenue decreased by $270,000 (-37%) driven by lower processing demand as a result of the COVID-19 pandemic.

•	Regulated Waste revenues increased by $170,000 (6%), as the impact of office closures associated with the COVID-19 pandemic started mitigating.

In addition, there was approximately $238,000 decrease, as a result of the timing of revenue recognition of annual contracts. This decrease was primarily attributable to the deferred revenue on the variable fees as we increase the amount of waste processes, which are not recorded at the segment level.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of revenues was approximately $4,923,000 for Interim 2021, an increase of $93,000 (2%) from $4,830,000 in Interim 2020. This was driven by $485,000 of higher costs associated with the higher revenues, offset by a decrease of $192,000 in costs from the deferred revenue, and of $200,000 reduction in operational overhead costs.

Our gross profit was approximately $10,182,000 for Interim 2021, an increase of $3,503,000 (52%), compared to $6,679,000 in the same period last year. Gross margin increased to 67.4%, compared to 58.0% same period last year, reflecting operational savings and a more favorable product mix.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses were approximately $5,809,000 in Interim 2021, an increase of $944,000 (19%), compared to the same period in the prior year of $4,865,000. This increase was driven by $1,400,000 higher TCI Parent management and IP fees, mainly associated with increased support to the businesses, $553,000 higher personnel expenses, and $107,000 in technology expenses, partially offset by $838,000 forgiveness of PPP loan and $432,000 reduction in bad debt expenses.

Other (income)/expense, primarily interest (income)/expense, increased by approximately $8,000, from income of $1,000 in the same period last year compared to expense of $7,000 in this year, mainly due to the payment of the loan facility with Parent TCI resulting in lower interest income generated.

Income tax provision increased by approximately $823,000 (210%) to $1,214,000 from $391,000 last year, due to the higher level of before tax profits.

As a result of the foregoing, the net income of the company increased by approximately $1,728,000 (121%) to $3,153,000, from $1,425,000 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Operating activities provided approximately $4,126,000 of cash during the first six months of 2021. Our net income was approximately $3,153,000 and adjustments included the following:

•	Deferred income, related mostly to management fees paid up front by sponsoring brands, generated approximately $1,925,000 of cash.

•	Accrued expenses and redemption points used approximately $628,000 of cash.

•	Accounts receivable used approximately $307,000 of cash, reflecting increased revenue.

•	Changes in inventory generated only approximately $56,000 of cash, which given the size of inventory levels (which remained fairly constant), this reflects only a very small change.

•	Accounts payable used approximately $100,000 of cash.

•	Intercompany payables used about $200,000 of cash.

Investing Activities

In line with our directive to preserve cash, there were minimal investing activities during this period.

Financing Activities

Our financing activities used net cash of approximately $3,791,000 during the first six months of 2021. Payment of dividends to common and preferred shareholders used approximately $2,931,000 of cash. The forgiveness of PPP loan of approximately $838,000 is treated as a non-cash financing activity in the statement of cash flows.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. The amount outstanding under the mortgage note payable was approximately $185,000 at June 30, 2021 and $194,000 at December 31, 2020.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $220,000 at June 30, 2021 and $229,000 at December 31, 2020.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of a rate per year equal to the sum of the greater of the BSBY daily floating rate or the Index floor plus 2.5%, collateralized by fixed assets, inventory and receivables and the line expired on December 31, 2019 with a temporary renewal until June 30, 2022. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2021 or December 31, 2020.

The company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expired on January 31, 2021. The total amount paid for that lease for Interim 2020 was $97,608.

Capital Resources

As of June 30, 2020, we had $26,499,502 of cash. Management believes that the company’s existing cash balances at June 30, 2020, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future.

As discussed below, our operations and future outlook have been affected by COVID-19.

Management’s Report

Sponsored Waste (“SW”)

Our SW division has continued its growth trajectory from last year. Year-to-date, the Brand Partnerships business unit has enjoyed meaningful growth over the same period in 2020 with revenue north of $7.1 million compared to $5.1 million for the same period last year. Total accounts from Q1 2020 to Q1 2021 increased from 133 to 181. This growth has been supported by investment and specialization within the Commercial organization, including Retail, Brand Engagement, and our newest team: Analytics, Consumer Insights and Market Insights. Our Brand Partnership division contracted many new programs in Interim 2021, while several brands increased or expanded their existing programs.

Zero Waste Boxes (“ZWB”)

Revenue for the period ending June 30, 2021 was just over $5 million, a 60% increase from the same period last year. Not only did the Zero Waste Box business have its highest revenue month ever with over $1.1 million total sales in April (Earth Month — one of TerraCycle’s classic sales opportunities). The new integrated TerraCycle webshop launched in January. The ZWB sales team, this year, has also generated more opportunities from B2B clients in the pharmaceutical, laboratory, professional services, technology, and lifestyle industries.

Material Sales (“MS”)

Our Material Sales division is now investing in partner facilities to bring about new, cutting-edge processing which will lower costs overall for all lines of business. In addition, through a restructuring of personnel-roles, we are also growing our B2B offerings and services to help companies achieve their waste reduction objectives.  Revenue declined to $458,000 from $727,000 for the same period last year, which was driven by lower processing demand as a result of the pandemic. In 2019, this division had a significant one-off event, a large-scale retail take-back event that generated significant revenue (i.e. Walmart Car Seat Program in 2019) that has not been repeated in 2020 or the first half of this year.

TerraCycle Regulated Waste (“TCRW”)

Gross revenue for TCRW through June 30, 2021 was just over $3 million, an increase of 6% from the same period last year. Q1 was our best quarter of Bulb Eater sales since 2018. TCRW secured a new contract with Kaiser Permanente, the American integrated managed care consortium and also won an OH&S Occupational Health & Safety Industrial Hygiene Award (Platinum) in the Environmental Protection and Monitoring category for its EasyPak PPE Recycling Containers.

Highly anticipated product launches became a reality in Q1 with BulkPak (aka EasyPak 2.0), which combines the convenience of mail back solutions with the efficiencies of freight shipping. TCRW also began onboarding ITAD (Information Technology Asset Disposition) Solutions hard drive destruction/recycling machine distributors for data-bearing electronic items.

Public Relations

The company’s public relations platform has already surpassed its impressive 2020 results. The U.S. PR team generated nearly 6,500 media placements, resulting in a combined reach of approximately 9.6 billion readers, marking a 40% increase in placements and a 11% increase in readers over the best year on record set in 2020. Notably, in Q2 alone, U.S. PR earned over 3,400 media placements with Earth Month specific coverage, more than doubling the previous record set in 2018.

In addition, TerraCycle was named to , Real Leaders Top 150 Top Impact Companies, as well as the 2021 Time100 Most Influential Companies, an expansion of the franchise that called the company “the key to unlocking recycling’s full potential at scale.”

Other Trend Information

COVID-19

Similar to many companies, we have been impacted by COVID-19. The largest impact on the company was the decrease in Regulated Waste sales during to office closures, which has begun to recover. With offices reopening, we anticipate that may change in the second half of 2021. Further, to adapt during this period, the company focused more on longer-term sales/fixed revenue versus short-term variable collection revenue.

General Market Trends

●	We believe that the revenue in the business (which grew except in Material Sales due to a one-time deal in 2019, and Regulated Waste, which was impacted by COVID-19) should continue growing, while costs are continually being monitored closely.

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

Item 2.

Not applicable.

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Condensed Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2021 and 2020

TerraCycle US Inc. and Subsidiaries

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2021 (Unaudited)	December 31, 2020
Assets
Current Assets
Cash	$26,499,502	$26,172,310
Accounts receivable, net of allowance to doubtful accounts of $550,152, 2021 and $565,291, 2020	4,346,374	4,018,776
Related party receivables, net	362,351	352,381
Inventory, net	1,249,443	1,305,732
Deferred tax asset	269,265	269,265
Prepaid expenses and other current assets	185,232	353,745
Total current assets	32,912,167	32,472,209
Property, plant and equipment, net	1,191,780	1,220,912
Goodwill	953,455	953,455
Other intangible assets, net	1,176,400	1,228,300
Total assets	$36,233,802	$35,874,876
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$46,234	$883,773
Accounts payable	635,043	734,959
Related party payables	257,119	457,600
Accrued redemption points	323,993	329,498
Accrued expenses and other current liabilities	1,769,360	2,391,883
Deferred income	9,080,040	7,154,193
Total current liabilities	12,111,789	11,951,906
Long-term debt, net of current portion	358,677	376,537
Total liabilities	12,470,466	12,328,443
Commitment and contingencies (Note 8)
Stockholders' equity
Common stock, par value $0.0001 per share, 1,500,000 shares authorized: 500,000 shares issued and outstanding at June 30, 2021 and December 31, 2020	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized: Non-voting Class A - 250,000 shares authorized; 196,092 and 196,142 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively; liquidation preference of $196,092 at June 30, 2021	20	20
Additional paid-in capital	18,747,785	18,752,785
Retained earnings	5,015,481	4,793,578
Total stockholders' equity	23,763,336	23,546,433
Total liabilities and stockholders' equity	$36,233,802	$35,874,876

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30,	2021	2020
Net sales	$15,104,944	$11,509,605
Cost of sales	4,922,847	4,830,383
Gross profit	10,182,097	6,679,222
Operating expenses
Selling, general and administrative expenses	5,808,570	4,865,462
Income from operations	4,373,527	1,813,760
Other (income) expenses:
Interest income	(4,036)	(15,527)
Interest expense	10,650	11,538
Foreign currency exchange	385	1,182
Miscellaneous expenses	-	1,321
Total other (income) expenses	6,999	(1,486)
Income before income taxes	4,366,528	1,815,246
Provision for income taxes	1,213,895	390,702
Net income	$3,152,633	$1,424,544

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

	Common Stock		Preferred Stock		Additional	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Paid-in Capital	Earnings	Equity
Balance at January 1, 2019	$50	500,000	$3	34,182	$3,245,670	$1,339,920	$4,585,643
Reg A+ Class A preferred stock issued			7	70,183	6,286,863		6,286,870
Shareholder put back Class A preferred stock			(0)	(4,961)	0		-
Dividend Distribution						(1,096,734)	(1,096,734)
Net Income						3,238,153	3,238,153
Balance at January 1, 2020	50	500,000	10	99,404	9,532,533	3,481,339	13,013,932
Reg A+ Class A preferred stock issued			10	96,738	9,220,252		9,220,262
Dividend Distribution						(1,616,765)	(1,616,765)
Net Income						2,929,004	2,929,004
Balance at January 1, 2021	50	500,000	20	196,142	18,752,785	4,793,578	23,546,433
Reg A+ Class A preferred stock issued			(0)	(50)	(5,000)		(5,000)
Dividend Distribution						(2,930,730)	(2,930,730)
Net Income						3,152,633	3,152,633
Balance at June 30, 2021	$50	500,000	$20	196,092	$18,747,785	$5,015,481	$23,763,336

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30,	2021	2020
Operating Activities
Net Income	$3,152,633	$1,424,544
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	51,900	51,900
Depreciation	36,871	34,992
Bad Debts	(20,220)	439,896
Changes in operating assets and liabilities:
Accounts receivable	(307,378)	(1,145,913)
Related party receivables, net	(9,970)	(515,289)
Inventory	56,289	(100,831)
Prepaid expenses and other current assets	168,513	(127,011)
Accounts payable	(99,916)	(533,412)
Related party payables	(200,481)	1,225,529
Accrued expenses and redemption points	(628,028)	(434,416)
Deferred Income	1,925,847	1,551,171
Net cash provided by operating activities	4,126,060	1,871,160
Investing activities:
Purchase of leasehold improvements	(7,739)	-
Net cash used in investing activities	(7,739)	-
Financing activities:
Repayment of long-term debt	(17,860)	(16,974)
Forgiveness of PPP Loan	(837,539)	-
Proceeds from issuance of preferred stock	-	2,625,558
Refund of preferred stock	(5,000)	-
Dividends paid	(2,930,730)	(1,616,725)
Net cash provided by (used in) financing activities	(3,791,129)	991,859
Net increase in cash	327,192	2,863,019
Cash, beginning of year	26,172,310	13,001,182
Cash, end of year	$26,499,502	$15,864,201
Supplemental disclosure of cash flow data:
Interest paid	$10,650	$34,290

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

The condensed consolidated balance sheet at December 31, 2020, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 1-K for the year ended December 31, 2020.

2.	Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has evaluated the impact of adopting the new standard and determined no effect on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

3.	Inventory

Inventory consists of the following:

As of	June 30, 2021	December 31, 2020
Raw materials	$1,158,081	$1,201,770
Finished goods	106,920	119,520
Total	1,265,001	1,321,290
Less reserve for obsolete inventory	15,558	15,558
Total	$1,249,443	$1,305,732

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2021	December 31, 2020
Land		$29,500	$29,500
Vehicles	5 years	60,076	60,076
Machinery and equipment	5-7 years	443,249	443,249
Buildings and improvements	39 years	1,375,346	1,367,607
Computer equipment	3-5 years	315,538	315,538
Furniture and fixtures	7 years	45,156	45,156
Total		2,268,865	2,261,126
Less accumulated depreciation and amortization		1,077,085	1,040,214
Total		$1,191,780	$1,220,912

For the six months ended June 30, 2021 and 2020, depreciation expense amounted to approximately $37,000 and $35,000.

5.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. At June 30, 2021 and December 31, 2020 the Company has a net related party short term payable to TCI in the amount of $115,348 and $324,336 , respectively. At June 30, 2021 and December 31, 2020 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $362,351 and $352,381 respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $141,771 and $133,264, respectively.

The Company allocated approximately $484,000 and $450,000 for the six months ended June 30, 2021 and 2020, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the condensed consolidated statements of operations.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The Company entered into a lease agreement with a stockholder of the parent TCI to rent a storage facility that expired on January 31, 2020 and extended on a month-to-month basis thereafter. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2021 and December 31, 2020 was $16,268 per month. For the six months ended June 30, 2021 and 2020, rent expense paid to this stockholder was $97,608 for each year.

6.	Revenue Recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) on January 1, 2019. This adoption did not have a material impact on our consolidated financial statements.

In accordance with Topic 606, revenue is recognized when performance obligations under the terms of a contract with our customer are satisfied; generally, this occurs with the transfer of control of products or services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services or transferring products.

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of a contract or arrangement exists with a customer, (2) performance obligations of the contract have been identified, (3) the price is fixed or determinable, (4) the price is allocated to performance obligations of the contract, and (5) delivery has occurred or the services have been rendered.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $5,018,000 and $3,803,000 is included in deferred income at June 30, 2021 and December 31, 2020, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $4,062,000 and $3,351,000 is included in deferred revenue at June 30, 2021 and December 31, 2020, respectively.

Merchandise sold is recorded as revenue upon shipment.

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $185,000 at June 30, 2021 and $194,000 at December 31, 2020.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $220,000 at June 30, 2021 and $229,000 at December 31, 2020.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of a rate per year equal to the sum of the greater of the BSBY daily floating rate or the Index floor plus 2.5%, collateralized by fixed assets, inventory and receivables, and expiring on December 31, 2019 with a temporary renewal until June 30, 2022. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2021 or December 31, 2020.

On April 14, 2020, the Company was granted a loan (“PPP Loan”) of approximately $838,000 from the Paycheck Protection Program (“PPP”) as authorized by the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, and utilities. The Company intends to use the entire PPP Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. On March 30, 2021, the Company received written notice that the full value of the PPP Loan has been forgiven.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2021 are as follows:

Period ended June 30,	Amount
2022	$46,234
2023	50,747
2024	51,613
2025	52,518
2026	53,464
Thereafter	150,335
Total	$404,911

8.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 5). Total rent expense was approximately $266,000 and $266,000 for the six months ended June 30, 2021 and 2020, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Future minimum lease payments are expected to be as follows:

Years ended June 30,	Amount
2022	$161,408
2023	166,251
2024	171,238
2025	176,375
2027	89,491
Total	$764,763

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

9.	Stockholders’ Equity

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,595,000. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder.

On February 25, 2019, ACC exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against the outstanding promissory note (Note 7). The 2,000 shares are new shares.

On April 5, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $786,000. Total shares associated with the closing are 7,864, 5,505 shares are new shares and 2,359 shares came from shares sold by the existing shareholder.

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

On September 16, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $5,497,000. Total shares associated with the closing are 54,974, 38,482 shares are new shares and 16,492 shares came from shares sold by the existing shareholder.

On December 18, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $861,000. Total shares associated with the closing are 8,614, 6,030 shares are new shares and 2,584 shares came from shares sold by the existing shareholder.

On March 2, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,751,000. Total shares associated with the closing are 27,512.

On July 31, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $1,995,000. Total shares associated with the closing are 19,950, all of which are new shares.

On September 30, 2020, the Company had elected to close the Regulation A+ capital raise of Non-voting Class A Preferred Stock.

On November 13, 2020, the Company had elected a final closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was $4,938,350. Total shares associated with the closing are 49,276, all of which are new shares.

10.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	TOTAL
Six Months Ended June 30, 2021
Net Sales	$7,144	$5,192	$458	$3,021	$(710)	$15,105
Income (loss) before income taxes	$2,834	$1,790	$(656)	$236	$163	$4,367

Six Months Ended June 30, 2020
Net Sales	$5,151	$3,252	$727	$2,851	$(472)	$11,510
Income (loss) before income taxes	$1,918	$839	$(708)	$(34)	$(201)	$1,815

TerraCycle US Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

11.	Market Conditions

During the year ended December 2020, the World Health Organization declared the coronavirus outbreak (COVID-19) a pandemic. The extent to which the pandemic impacts the company’s results will depend on future developments which are uncertain and cannot be predicted including new information that may concern the severity of COVID-19 and actions taken to contain the virus or its impact, among other factors.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	Operational Support Services Agreement (1)
6.2	Rental Agreements (1)

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer
September 28, 2021

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer)
September 28, 2021